Exhibit 99.1

NEWS RELEASE

Endeavour Silver Drill Program Intersects High Grade Silver-Gold
Mineralization at Lucero Extension/South Zones, Guanajuato Mine, Mexico

Vancouver, Canada – June 15, 2010 - Endeavour Silver Corp. (TSX:EDR)(NYSE Amex:EXK)(DBFrankfurt: EJD) announces that exploration drilling south of the Bolanitos mine, part of Endeavour’s Guanajuato Mines project in Guanajuato State, Mexico has now connected the Lucero Extension and Lucero South mineralized zones, thereby extending the high grade, silver-gold mineralization in the Lucero vein a full 500 meters south of the Lucero mine workings.

Recent drilling highlights include a thick vein intercept grading 169 grams per tonne (gpt) silver and 2.14 gpt gold over a 9.88 meter (m) true width (4.9 oz per ton (opt) silver and 0.062 opt gold over 32.4 feet) in hole LC-20, and a high grade gold intercept assaying 11.87 gpt gold and 94 gpt silver over a 3.79 m true width (0.35 opt gold and 2.74 opt silver over 12.4 ft) in hole LC-21.

Assay highlights for the first twelve Lucero Extension/South drill holes were previously reported on January 26, 2010 (click link to see the news release: Endeavour Silver 2009 Exploration Review and 2010 Exploration Outlook).  Assay highlights for the next nine drill holes are as follows (please click here to view: http://www.edrsilver.com/i/maps/Longitudinal_Section_Lucero_14Jun10.jpg):

LUCERO DRILL RESULTS

Hole	From	Core Length	True Width	Ag	Au
	(m)	(m)	(m)	(g/t)	(g/t)
LC-13	283.90	4.35	3.85	121	1.70
	287.10	0.85	0.77	250	3.30
LC-14	274.90	4.15	3.33	343	2.02
	274.90	0.90	0.69	706	3.49
	291.50	1.95	1.65	244	3.28
	292.40	0.35	0.30	599	10.60
LC-15	297.90	3.00	2.49	128	1.28
LC-17	273.05	2.00	1.99	351	3.76
	273.05	0.60	0.60	736	7.87
LC-18	316.30	3.95	3.52	55	3.39
LC-20	276.85	10.40	9.88	169	2.14
	280.10	0.90	0.87	782	5.99
LC-21	264.70	3.80	3.79	94	11.87
	266.45	0.85	0.85	169	45.20

Barry Devlin, Vice President of Exploration for Endeavour, commented: “The Lucero vein is turning into a sizeable new discovery for Endeavour at Guanajuato.  The initial 200 meter long Lucero discovery zone, which is currently in production, has now been extended an additional 500 meters south, the mineralization spans a 150 meter vertical panel within the vein, vein widths typically range from 2 to 10 meters and grades of samples average better than 200 gpt silver and 2 gpt gold.”

“As a result of this exciting new discovery, management was not only able to fast-track mine development at Lucero in 2009, we are now planning a separate new access ramp and ventilation shaft at Lucero South this year in order to accelerate production as part of our 2010 capital expansion program.  Once the Lucero South zone is drilled out, we plan to move the drill rig north of the Bolanitos mine to test some attractive drill targets at the north end of the La Luz sub-district.”

Barry Devlin, M.Sc., P. Geo., Vice President Exploration, is the Qualified Person who reviewed this news release and supervised the drilling program at Lucero. A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the Guanajuato field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish and lead, zinc and copper are determined by AA.

Endeavour Silver Corp. is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted five consecutive years of aggressive silver production, reserve and resource growth.  The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier mid-tier silver mining company.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford Cooke"

Bradford Cooke
Chairman and CEO

For more information, please contact Hugh Clarke at Toll free:  877-685-9775, tel:  (604) 685-9775, fax:  (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding exploration results, silver and gold grades and expansion of mineralized zones. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results to be materially different from those expressed or implied by such statements. Such factors include, among others: the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, the speculative nature of mineral exploration, receipt and security of mineral property titles; unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made.  The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.